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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                         NORTHSTAR HEALTH SERVICES, INC.

                                (Name of Issuer)

                          Common Stock, $0.01 Par Value

                         (Title of Class of Securities)

                                    666903109

                                 (CUSIP Number)

                                Thomas W. Zaucha
                    The Committee to Protect Northstar Health
                              100 Lafayette Street
                                Indiana, PA 15701


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 4, 1997

                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|.** (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



------------------------
* A filing fee is not being paid with this statement pursuant to SEC Release No. 33-7331 whereby the filing fee has been eliminated for Schedule 13D.

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                                  SCHEDULE 13D

CUSIP No. 666903109
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Thomas W. Zaucha

2        Check the Appropriate Box If a Member of a Group*
                                     a. |_|
                                     b. |X|

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ].

6        Citizenship or Place of Organization
                  United States of America

                           7        Sole Voting Power
 Number of                                  75,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  667,201 (with Alice L. Zaucha as
   Each                                       Tenants by the Entirety)
Reporting                                   207,757 (as co-general partner
  Person                                      Zaucha Family Limited Partnership)
   With
                  9        Sole Dispositive Power
                                   75,000

                           10       Shared Dispositive Power
                                            667,201 (with Alice L. Zaucha as
                                              Tenants by the Entirety)
                                            207,757 (as co-general partner
                                              Zaucha Family Limited Partnership)

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                           949,958

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*         |_|

13       Percent of Class Represented By Amount in Row (11)
                           16.19%

14       Type of Reporting Person*
                           IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                  SCHEDULE 13D

CUSIP No. 666903109
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Commonwealth Associates

2        Check the Appropriate Box If a Member of a Group*
                                     a. |_|
                                     b. |X|

3        SEC Use Only

4        Source of Funds*

                  WC

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)    [ ]

6        Citizenship or Place of Organization
                  New York limited partnership

                           7        Sole Voting Power
 Number of                                  86,497
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   86,497
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                           86,497

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*         |_|

13       Percent of Class Represented By Amount in Row (11)
                           1.47%

14       Type of Reporting Person*
                           BK

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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                                  SCHEDULE 13D

CUSIP No. 666903109
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Michael S. Falk

2        Check the Appropriate Box If a Member of a Group*
                                     a. |_|
                                     b. |X|

3        SEC Use Only

4        Source of Funds*

                  WC

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)       [ ]

6        Citizenship or Place of Organization
                  United States of America

                           7        Sole Voting Power
 Number of                                  86,497
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   86,497
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                           86,497

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*            |_|

13       Percent of Class Represented By Amount in Row (11)
                           1.47%

14       Type of Reporting Person*
                           IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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                                  SCHEDULE 13D

CUSIP No. 666903109
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Joseph F. Micallef

2        Check the Appropriate Box If a Member of a Group*
                                     a. |_|
                                     b. |X|

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)     [ ]

6        Citizenship or Place of Organization
                  United States of America

                           7        Sole Voting Power
 Number of                                  40,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
   Each
Reporting                  9        Sole Dispositive Power
   Person                                   40,000
    With
                           10       Shared Dispositive Power
                                            0


11       Aggregate Amount Beneficially Owned by Each Reporting Person
                           40,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*       |_|

13       Percent of Class Represented By Amount in Row (11)
                           0.68%

14       Type of Reporting Person*
                           IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                  SCHEDULE 13D

CUSIP No. 666903109
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Basil J. Asciutto

2        Check the Appropriate Box If a Member of a Group*
                                     a. |_|
                                     b. |X|

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)       [ ]

6        Citizenship or Place of Organization
                  United States of America

                           7        Sole Voting Power
 Number of                                  20,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   20,000
    With
                           10       Shared Dispositive Power
                                            0


11       Aggregate Amount Beneficially Owned by Each Reporting Person
                           20,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*      |_|

13       Percent of Class Represented By Amount in Row (11)
                           0.34%

14       Type of Reporting Person*
                           IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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Item 1.

Item 1 of Amendment No. 3 (as defined below) is hereby amended as follows.

This Amendment No. 4 to Schedule 13D ("Amendment No. 4") relates to shares of common stock, $0.01 par value per share (the "Common Stock"), of Northstar Health Services, Inc., a Delaware corporation ("Northstar" or the "Company"), with principal executive offices located at The Atrium, 665 Philadelphia Street, Indiana, PA 15701. This Amendment No. 4 supplements and amends Amendment No. 3 to Schedule 13D ("Amendment No. 3"), as filed by Thomas W. Zaucha, who is one of the Reporting Persons, as defined herein, with the Securities and Exchange Commission (the "Commission") on March 31, 1997. Amendment No. 3 is supplementally amended as follows.


Item 4.       Purpose of Transaction.

Item 4 of Amendment No. 3 is hereby supplemented by adding the following to the end thereof:

                  On April 4, 1997, Chief District Judge Donald E. Ziegler of the United States District Court for the Western District of Pennsylvania entered an order (the "Order"), making the transcript of the proceedings held before him on March 28, 1997 in the case entitled Northstar Health Services Inc. v. Thomas Zaucha et al. part of the record in the case and ordering that the transcript shall constitute a record of the Settlement Agreement reached by the parties on March 28, 1997. At the conference before Chief District Judge Zeigler on March 28, 1997, the parties agreed, among other things, to file an action in Delaware Chancery Court to resolve on an expedited basis the dispute concerning the results of the recently completed consent solicitation. A copy of Chief District Judge Zeigler's Order, including a copy of the transcript of the proceedings, which contain all the terms of the parties' agreement, is attached as Exhibit A hereto.




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                  Following the hearing  before Chief  District Judge Zeigler on
March 28, 1997, and in what the Reporting Persons believe to be a violation of the parties' agreement, Messrs. Brody and Smallacombe caused the Company to complete the audit of its 1996 financial statements and file its annual report on Form 10-K, without the consent of the Zaucha Board, and despite the fact that the Company was entitled to a 15-day extension of the 10-K filing deadline. On April 1, 1997, Mr. Zaucha and the other defendants filed a Motion to Modify and Enforce Settlement Order and for Sanctions against the Brody Board and its counsel for violation of the Order.


Item 5.       Interest in Securities of the Issuer.

Item 5 of Amendment No. 3 is hereby supplementally amended as follows.

              (a)(i) On the date of this Statement, the Reporting Persons may be deemed collectively to beneficially own 1,096,455 shares of Common Stock or 18.68% of the outstanding shares of Common Stock.

              (iii) On the date of this Statement, Commonwealth may be deemed to be a beneficial owner of 86,497 shares of Common Stock or 1.47% of the Common Stock outstanding. Commonwealth disclaims beneficial ownership with respect to any of the shares of Common Stock reported as owned by Mr. Zaucha and his spouse or the Zaucha Family Limited Partnership. In addition, Commonwealth holds 730,084 shares of Common Stock for the account of its customers as described in
Item 5(b)(iv) below.

              (iv) On the date of this Statement, Mr. Falk may be deemed to be a beneficial owner of 86,497 shares of Common Stock or 1.47% of the Common Stock outstanding. Mr. Falk disclaims beneficial ownership with respect to any of the shares of Common Stock reported as owned by Mr. Zaucha and his spouse or the Zaucha Family Limited Partnership. In addition, Mr. Falk holds 730,084 shares of Common Stock for the account of Commonwealth's customers as described in Item 5(b)(iv) below.

              (b)(iv) As of the date of this Statement, Commonwealth holds 871,581 shares of Company Common Stock, constituting approximately 14.86% of the outstanding shares, for the brokerage accounts of its various customers, which holdings include 86,497 shares held for its own account as of the close of business on April 7, 1997 in connection with its market-making activity in the Common Stock and 55,000 shares held in the accounts of Commonwealth's officers and directors. Such customers have sole voting and dispositive power over such shares and Commonwealth disclaims any

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beneficial ownership thereof, although it intends to recommend to its customers that they support the changes described in Item 4.

              (v) As of the date of this Statement, Mr. Falk, by virtue of his positions at Commonwealth and Commonwealth Associates Management Company, Inc., may be deemed to be a beneficial owner of the 871,581 shares of Company Common Stock held by Commonwealth as described in (iv) above.


Item 7.       Material to Be Filed as Exhibits

Item 7 of Amendment No. 3 is hereby amended by adding the following to the end thereof:

1. Order, dated April 4, 1997, by Chief District Judge Donald E. Ziegler of the United States District Court for the Western District of Pennsylvania, with attached transcript of proceedings held on March 28, 1997.

2. Joint Filing Agreement, dated April 7, 1997, pursuant to Rule 13d-f(1) between Thomas W. Zaucha, Commonwealth Associates, Michael S. Falk, Joseph F. Micallef and Basil J. Asciutto.



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                                   SIGNATURES

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: April 7, 1997                   THOMAS W. ZAUCHA


                                      /s/ Thomas W. Zaucha
                                      Thomas W. Zaucha


Date: April 7, 1997                   COMMONWEALTH ASSOCIATES

                                      By:  Commonwealth Associates Management
                                             Company, Inc., its general partner


                                      By: /s/ Basil Asciutto
                                          Name:  Basil Asciutto
                                          Title: Chief Operating Officer


Date: April 7, 1997                   MICHAEL S. FALK


                                      /s/ Michael S. Falk
                                      Michael S. Falk


Date: April 7, 1997                   JOSEPH F. MICALLEF


                                      /s/ Joseph F. Micallef
                                      Joseph F. Micallef


Date: April 7, 1997                   BASIL J. ASCIUTTO


                                      /s/ Basil J. Asciutto
                                      Basil J. Asciutto



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                                  EXHIBIT INDEX




A. Order, dated April 4, 1997, by Chief District Judge Donald E. Ziegler of the United States District Court for the Western District of Pennsylvania, with attached transcript of proceedings held on March 28, 1997.

B. Joint Filing Agreement, dated April 7, 1997, pursuant to Rule 13d-f(1) between Thomas W. Zaucha, Commonwealth Associates, Michael S. Falk, Joseph F. Micallef and Basil J. Asciutto.